January 15, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Mindy Rotter

Re:         Advisors’ Inner Circle Fund (File No. 811-06400)

Ms. Rotter:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), Administrator to The Advisors’ Inner Circle Fund (the “Trust”), in a telephone conversation on December 4, 2020. The comments provided relate to the annual reports of certain series of the Trust (each, a “Fund” and collectively, the “Funds”) as of October 31, 2019 and December 31, 2019, filed on Form N-CSR (the “Reports”) and related filings of the Trust. SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds.

The comments provided specifically relate to the following Funds of the Trust:

TS&W Equity Portfolio, ICM Small Company Portfolio, McKee International Equity Portfolio, Haverford Quality Growth Stock Fund, Edgewood Growth Fund, Sands Capital Global Growth Fund, LSV U.S. Managed Volatility Fund, LSV Global Managed Volatility Fund, LSV Small Cap Value Fund, LSV Value Fund, LSV Value Equity Fund, LSV Conservative Value Equity Fund, LSV Global Value Fund, Acadian Emerging Markets Portfolio, THB Asset Management MicroCap Fund, Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Core Plus Bond Fund, Loomis Sayles Full Discretion Institutional Securitized Fund, CIBC Atlas Equity Income Fund, CIBC Atlas All Cap Growth Fund, CIBC Atlas Disciplined Equity Fund, CIBC Atlas Mid Cap Equity Fund, CIBC Atlas Income Opportunities Fund, CIBC Atlas International Growth Fund, Westwood Alternative Income Fund (formerly, Westwood Market Neutral Income Fund), Westwood High Income Fund (formerly, Westwood Short Duration High Yield Fund), Westwood Income Opportunity Fund, Westwood SmidCap Fund, Westwood LargeCap Value Fund, Westwood SmallCap Fund, Westwood Total Return Fund (formerly, Westwood Low Volatility Equity Fund), Westwood Flexible Income, Rice Hall James Micro Cap Portfolio, Rice Hall James Small Cap Portfolio, Cambiar Aggressive Value Fund (formerly, Cambiar Global Ultra Focus Fund), Cambiar Opportunity Fund, Cambiar International Equity Fund, Cambiar Small Cap Fund, Cambiar International Small Cap Fund, Cambiar Smid Fund, Cambiar Global Equity Fund, Hamlin High Dividend Equity Fund, Harvest Asian Bond Fund and Sarofim Equity Fund but such comments, to the extent applicable, should be applied to all Funds in the Trust going forward. Each Fund is an individual series of the Trust.

We have reproduced the substance of your comments below, followed by the Trust’s responses on behalf of the Funds.

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SEC Comment 1

Please confirm that there are no components of other accrued expenses (insurance, other fees or miscellaneous expenses) that should be separately classified on the Statement of Assets and Liabilities.

This comment applies to TS&W Equity Portfolio, Haverford Quality Growth Stock Fund, LSV U.S. Managed Volatility Fund, LSV Global Managed Volatility Fund, LSV Conservative Value Equity Fund, LSV Global Value Fund, THB Asset Management MicroCap Fund, Cornerstone Advisors Global Public Equity Fund, Loomis Sayles Full Discretion Institutional Securitized Fund, CIBC Atlas All Cap Growth Fund, CIBC Atlas Disciplined Equity Fund, Westwood High Income Fund (formerly, Westwood Short Duration High Yield Fund), Westwood LargeCap Value Fund, Rice Hall James Micro Cap Portfolio, Rice Hall James Small Cap Portfolio, Cambiar International Equity Fund, Cambiar Small Cap Fund, Cambiar International Small Cap Fund, Cambiar Smid Fund, Cambiar Global Equity Fund, Hamlin High Dividend Equity Fund, Harvest Asian Bond Fund and Sarofim Equity Fund.

Trust Response to Comment 1

Our standard procedure is to separately disclose material components of other accrued expenses. We will continue to review and reclassify material other expenses as needed.

SEC Comment 2

Some funds have a significant percentage of Net Assets invested in a particular sector at year-end. However, the most recent prospectus doesn’t include this type of sector risk disclose. Sector risk should be included in the prospectus if the fund has a significant amount of its Net Assets invested in a single sector. If the fund consistently focuses in a particular sector, please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed. Please apply this comment across the fund complex.

Trust Response to Comment 2

We will confirm with each of the advisers as to whether the adviser views focusing in a particular sector as either: (a) just a result of the then-current investment opportunities identified by the Fund’s portfolio management team, as opposed to a principal investment strategy of the Fund to invest in the identified sectors; or (b) a true principal investment strategy or risk of the Fund.

In the event that a Fund’s adviser confirms that a certain sector concentration for the Fund that is greater than 25% as of the end of the applicable reporting period does represent a true principal investment strategy or risk of the Fund, we will work with the Fund’s adviser to enhance, as appropriate, the principal strategy or risk disclosures for sector concentration and risk in future Fund shareholder reports and Fund prospectuses.

SEC Comment 3

The Fund has been identified in the annual report or registration statement as a non-diversified fund; however, it appears the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than 3 years, please confirm the Fund will receive shareholder approval prior to changing its status back to non-diversified.

This comment applies to McKee International Equity Portfolio, Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Core Plus Bond Fund, and Cambiar Aggressive Value Fund (formerly, Cambiar Global Ultra Focus Fund).

Trust Response to Comment 3

The McKee International Equity Portfolio, Cornerstone Advisors Global Public Equity Fund, and Cornerstone Advisors Core Plus Bond Fund are diversified funds and changed their diversification status in 2019. Each of these Funds’ status as a diversified fund is disclosed in the Funds’ registration statement.

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The Cambiar Aggressive Value Fund is currently a non-diversified fund as disclosed in the Fund’s registration statement. Based on the SEC staff’s comment, the Cambiar Aggressive Value Fund and the Fund’s investment adviser will review whether the Fund has been operating as a diversified fund for more than 3 years continuously.

SEC Comment 4

The McKee International Equity Portfolio, noted in the Notes to the audited Financial Statements that it operates as a non-diversified fund; however, the most recent prospectus does not identify this as a principal risk. Please explain in correspondence why this disclosure is not included.

Trust Response to Comment 4

The McKee International Equity Portfolio is a diversified fund and changed its diversification status in 2019. This Fund’s status as a diversified fund is disclosed in the Fund’s registration statement. Accordingly, no principal risk disclosure regarding non-diversification is necessary for the McKee International Equity Portfolio. Going forward, the Notes to Financial Statements of the McKee International Equity Portfolio will not refer to the Fund as a non-diversified fund.

SEC Comment 5

The line graph presented for the following funds does not assume the accurate initial minimum investment for the applicable shares before sales charge (or the Fund’s required minimum if that amount exceeds $10,000). Please explain why the line graph doesn’t conform to instruction 1 of item 27(b)(7)(ii)(a) of Form N-1A. This comment applies to Sands Global Growth Fund, Westwood Alternative Income Fund (formerly, Westwood Market Neutral Income Fund), Westwood High Income Fund (formerly, Westwood Short Duration High Yield Fund), Westwood Income Opportunity Fund, Westwood SmidCap Fund, Westwood LargeCap Value Fund, Westwood SmallCap Fund, Westwood Total Return Fund (formerly, Westwood Low Volatility Equity Fund), and Westwood Flexible Income.

Trust Response to Comment 5

We agree with the SEC staff’s comment. Going forward, for any fund (or, if applicable, the share class used for the line graph) that has a minimum investment that is greater than $10,000, the line graph will be based on the fund’s (or, if applicable, the share class’) required minimum initial investment as required by Instruction 1(d) to Item 27(b)(7)(ii) of Form N-1A.

SEC Comment 6

For the Acadian Emerging Markets Portfolio, the 2% redemption fee disclosure in the annual Financial Statements notes “the portfolio retains a redemption fee of 2% on redemptions of capital shares held for less than 90 days” whereas the prospectus dated March 1, 2020 and February 28, 2019 discloses “if redeemed within 30 days of purchase”. Please review this language for this fund as well as for all funds across the fund complex to ensure consistency between the annual reports and Prospectus filings.

Trust Response to Comment 6

Confirmed it should state 30 days and it has been corrected going forward. We will ensure to review the prospectus and financial statements for consistency in future cycles.

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SEC Comment 7

For all funds that utilize a custom blended benchmark as its primary benchmark, please describe in correspondence how such benchmark has been deemed to be an appropriate broad-based securities market index as described in Form N-1A instructions. Specifically, include how a description in correspondence on how the custom blended benchmark is administered by an organization that is not an affiliated person of the fund, its advisor or principle underwriter.

Trust Response to Comment 7

None of the Funds within the scope of the SEC staff’s review utilize a blended benchmark as the fund’s primary benchmark.

We note, however, that the S&P 500 Index, the Bloomberg Barclays U.S. Government/Credit Index (the “Bloomberg Credit Index”) and a 60/40 hybrid of the S&P 500 Index and the Bloomberg Credit Index are provided as comparative indexes in the CIBC Atlas Income Opportunities Fund’s average annual total return table. The CIBC Atlas Income Opportunities Fund’s primary benchmark is the S&P 500 Index, and going forward, the Fund will list the S&P 500 Index as the first index when listing the Fund’s comparative indexes to avoid any confusion.

SEC Comment 8

Please confirm that the following funds complied with the shareholder notice requirements regarding its return of capital per Section 19A of the 1940 Act: Hamlin High Dividend Equity Fund, Rice Hall James Small Cap, and Harvest Asian Bond Fund.

Trust Response to Comment 8

At the time of the distribution in question, based on GAAP accounting analysis, the Registrant determined that it had income/capital gain to distribute, and therefore a 19(a) notice was not required. After year end, however, on the basis of tax adjustments (book tax differences), it was determined that the amount previously distributed had exceeded the amount of income for the year on the basis of tax accounting. The Registrant notes the SEC Staff’s position in the November 2019 “Dear CFO” letter that “good accounting practice” for purposes of Section 19(a) means financial information prepared in accordance with GAAP. In this letter the SEC Staff also took the position that it would not object if the tax basis of such financial information is used instead of the GAAP analysis under certain circumstances. The Registrant has used a GAAP accounting analysis, not tax basis, to calculate dividends. The Registrant believes that because the distribution was based on a GAAP accounting analysis which showed that the Registrant had sufficient income/capital gain to distribute, and the correct amount was distributed to the Registrant’s shareholders consistent with this GAAP analysis, a 19(a) notice was not required.

SEC Comment 9

The staff noted that some funds disclose in the Notes to Financial Statements that the Advisors’ Inner Circle Fund Trust consists of 47 funds; however in other cases it does not (i.e. Harvest Asian Bond Fund, High Dividend Equity Fund and Sarofim Equity Fund) indicate that the trust consists of 45 funds. Please ensure consistency.

Trust Response to Comment 9

The Trust opens and closes funds month over month, therefore the fund count can differ between periods.

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SEC Comment 10

Please confirm in correspondence that Hamlin High Dividend Equity Fund did not utilize the line of credit. If yes, please describe why this was not disclosed in the Notes to Financial Statements and where interest expense is recorded.

Trust Response to Comment 10
Confirmed that no line of credit was utilized.

SEC Comment 11

The audit opinion for Sarofim Equity Fund is dated February 28, 2020 and the ICL is dated February 27, 2020. Please explain in correspondence why the ICL was issued prior to the completion of the audit.

Trust Response to Comment 11

This was a scrivener’s error, the anticipated issuance date was February 27, 2020 but the audit was completed on February 28, 2020 and the date of the internal control letter was not updated. The Trust will work with its auditors to ensure the date of the internal control letter is the same as the audit opinion going forward.

SEC Comment 12

The staff noted that the Westwood Alternative Income Fund (formerly, Westwood Market Neutral Fund) reported an NAV error in its N-CEN report filed on January 14, 2020. Please describe in correspondence the nature of the error and dollar amount impact, what if any reprocessing was required, confirm that any affected shareholders were made whole and that the reprocessing was accurate, and confirm procedures have been implemented to minimize recurrence of such types of errors.

Trust Response to Comment 12

There were two security trades which were erroneously double booked in the fund’s books which caused both of the Fund’s share classes’ NAVs to be understated by approximately $47,600 or $0.01/shr. All shareholder transactions were reprocessed at the corrected NAV and there was no harm to the shareholders or the fund. Procedures to prevent recurrence have been reinforced with the team responsible for processing the trades.

SEC Comment 13

The N-CEN filed on March 16, 2020 for the Hamlin High Dividend Equity Fund is missing the ICL report for this fund. The ICL report attached is applicable for Harvest Asian Bond Fund & Sarofim Equity Fund. Please file an amended N-CEN with the updated certifications and ICL report.

Trust Response to Comment 13
The Trust agrees and will file an amended N-CEN with the internal control letter that includes the above mentioned funds.

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Very truly yours,

/s/ Stephen Connors

Stephen Connors
Treasurer, Controller and Chief Financial Officer

cc:    Michael Beattie

         Russell Emery

         Matthew Maher

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